As filed with the Securities and Exchange Commission on September 12, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts for Preference Shares

of

HSBC HOLDINGS PLC
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
ENGLAND
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

          Copies to:

Ashar Qureshi, Esq.	Peter B. Tisne, Esq.
Cleary Gottlieb Steen & Hamilton LLP	Emmet, Marvin & Martin, LLP
55 Basinghall Street	120 Broadway
London EC2V 5EH, England	New York, New York 10271
011-44-20-7614-2200	(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ X ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, American Depositary Shares representing Preference Shares, nominal value $0.01 each, of HSBC Holdings plc	100,000,000 American Depositary Shares	$5.00	$5,000,000.00	$588.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipts included as Exhibit A or Exhibit B, as applicable, to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of December 6, 2002, among HSBC Holdings plc, The Bank of New York, as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 12, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Preference Shares, nominal value $0.01 each, of HSBC Holdings plc.

By:

The Bank of New York,
 As Depositary

By:  /s/ Donald P. Glock

        Donald P. Glock

        Vice President

Pursuant to the requirements of the Securities Act of 1933, HSBC Holdings plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, England on September 12, 2005.

HSBC HOLDINGS PLC

By:  /s/ DJ Flint

Name: DJ Flint

         Title: Group Finance Director

POWER OF ATTORNEY

Know all persons by these presents that each officer or director whose signature appears below constitutes and appoints each of the directors named below, jointly and severally, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intends and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 12, 2005.

By: /s/ Sir John Bond

Name:  Sir John Bond

Title:  Group Chairman and Director

                   (Principal Executive Officer)

By: /s/ The Baroness Dunn

Name:  The Baroness Dunn, DBE

Title:  Deputy Chairman and senior non-executive Director

By: /s/ Sir Brian Moffat

Name:  Sir Brian Moffat, OBE

Title:  Deputy Chairman and senior independent non-executive Director

By: ______________________________________

Name:  S K Green

Title:  Group Chief Executive and Director

By: /s/ D J Flint

Name:  D J Flint

Title:  Group Finance Director and Director

           (Principal Financial and Accounting

      Officer)

By: /s/ The Lord Butler of Brockwell

Name:  The Rt. Hon. The Lord Butler of Brockwell, KG, GCB, CVO

Title:  Director

By: /s/ R K F Ch'ien

Name:  R K F Ch'ien, CBE

Title:  Director

By: /s/ J D Coombe

Name:  J D Coombe

Title:  Director

By: /s/ R A Fairhead

Name:  R A Fairhead

Title:  Director

By: /s/ W K L Fung

Name:  W K L Fung, OBE

Title:  Director

By:_______________________________________

Name:  M F Geoghegan, CBE

Title:  Director

By:_______________________________________

Name:  S Hintze

Title:  Director

By: /s/ J W J Hughes-Hallett

Name:  J W J Hughes-Hallett

Title:  Director

By:_______________________________________

Name:  A W Jebson

Title:  Group Chief Operating Officer and Director

By: /s/ Sir John Kemp-Welch

Name:  Sir John Kemp-Welch

Title:  Director

By: /s/ Sir Mark Moody-Stuart

Name:  Sir Mark Moody-Stuart, KCMG

Title:  Director

By: /s/ S W Newton

Name:  S W Newton

Title:  Director

By: /s/ H Sohmen

Name:  H Sohmen, OBE

Title:  Director

By: /s/ Sir Brian Williamson

Name:  Sir Brian Williamson, CBE

Title:  Director

By: /s/ Janet Burak

Name:  Janet Burak

       Title:  Authorized Representative in the

   United States

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of December 6, 2002, among HSBC Holdings plc, The Bank of New York as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.